Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT IN RELATION TO RAIL FREIGHT RATE ADJUSTMENTS

Guangshen Railway Company Limited (the “Company”) received a notice issued by China Railway Corporation on 31 January 2015, which stated that in accordance with the Notice Concerning Rail Freight Rates Adjustments to Further Enhance Price Formation Mechanism issued by the National Development and Reform Commission, with effect from 1 February 2015, rail freight rates shall be adjusted. The major adjustment applicable to the Company’s rail freight rates is that the freight rate for commercial operation railway lines which adopt unified freight rates within the national railways shall be adjusted with the average freight rate increasing by RMB1 cent per tonne per kilometer.

According to the information disclosed in the 2013 Annual Report of the Company, in 2013, the revenue from freight transportation business of the Company amounted to approximately RMB1.603 billion, representing approximately 10.15% of the total revenue of the Company in 2013, and the revenue from passenger transportation business amounted to approximately RMB8.058 billion, representing approximately 51.00% of the total revenue of the Company in 2013. After preliminary assessment, it is expected that the freight rate adjustments will not have any material impact on the operating performance of the Company.

By Order of the Board

Guangshen Railway Company Limited

Guo Xiangdong

Company Secretary

Shenzhen, the PRC

1 February 2015

As at the date of this announcement, the board of directors of the Company consists of:

Executive Directors

Wu Yong

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Huang Xin

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting